SECURI 12011155 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2012

Washington, DC
123

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Continental Drive, Suite 400
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski — 610-230-2853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Florence M. Delaney, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 12, 2014
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nationwide Fund Distributors LLC:

In planning and performing our audit of the financial statements of Nationwide Fund Distributors LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042135 FINRA DEC
NATIONWIDE FUND DISTRIBUTORS LLC 15*15
ATTN ~~GORDON E WRIGHT~~ Holly Ann Butson
1000 CONTINENTAL DR STE 400
KING OF PRUSSIA PA 19406-2850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ Ø
   B. Less payment made with SIPC-6 filed (exclude interest) (Ø)
      Date Paid ______
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) Ø
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ Ø
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ Ø
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nationwide Fund Distributors LLC
(Name of Corporation, Partnership or other organization)

Holly A Butson
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 26th day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$67,542,816
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	67,542,816
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	67,542,816
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	67,542,816
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nationwide Fund Distributors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Nationwide Fund Distributors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

KPMG

NATIONWIDE FUND DISTRIBUTORS LLC

Financial Statements and Schedules

December 31, 2011

(With Report of Independent Registered
Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS LLC

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

Board of Directors
Nationwide Fund Distributors LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2012

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	10,850,861
Fee-related receivables		5,728,924
Deferred sales commissions, net		143,385
Prepaid assets		20,588
Receivable from affiliate		1,725
Total assets	$	16,745,483

Liabilities and Member's Equity

Liabilities:		
Fees payable to broker-dealers	$	5,692,367
Payable to affiliates		82,511
Total liabilities		5,774,878
Member's equity		10,970,605
Total liabilities and member's equity	$	16,745,483

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2011

Revenues	$	67,542,876
Expenses:		
Sales commissions to broker-dealers		66,371,468
Operating expenses allocated from affiliates		847,336
Amortization of deferred sales commissions		318,596
Licenses and fees		125,287
Other operating expenses		70,030
Total expenses		67,732,717
Net loss	$	(189,841)

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Changes in Member's Equity

Year ended December 31, 2011

Balance, December 31, 2010	$	18,660,446
Net loss		(189,841)
Distributions to member		(7,500,000)
Balance, December 31, 2011	$	10,970,605

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(189,841)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		318,596
Changes in assets and liabilities:		
Increase in fee-related receivables		(377,797)
Increase in deferred sales commissions		(317,945)
Decrease in prepaid assets		107,129
Decrease in receivable from affiliate		9,853
Increase in fees payable to broker-dealers		426,058
Decrease in payable to affiliates		(54,441)
Net cash used in operating activities		(78,388)
Cash flows from financing activities:		
Distributions to member		(7,500,000)
Net cash used in financing activities		(7,500,000)
Net decrease in cash and cash equivalents		(7,578,388)
Cash and cash equivalents at beginning of year		18,429,249
Cash and cash equivalents at end of year	$	10,850,861

See accompanying notes to financial statements.

(1) Organization

Nationwide Fund Distributors LLC (the Company) is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), an indirect wholly owned subsidiary of Nationwide Mutual Insurance Company (NMIC) and Nationwide Mutual Fire Insurance Company (NMFIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds), which comprises 86 mutual funds with approximately $41 billion in net assets under management as of December 31, 2011.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market funds registered under the Investment Company Act of 1940. Cash equivalents are carried at fair value and consist of $7,500,477 held in an open-end money market fund at December 31, 2011.

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. The 12b-1 distribution fees are included in revenues in the statement of operations. CDSC fees of $40,761 for the year ended December 31, 2011 related to unamortized sales commissions were recorded as a reduction of the asset. Amortization of deferred sales commissions was $318,596 for the year ended December 31, 2011, and is included in the accompanying statement of operations.

(Continued)

(d) ***Fees Payable to Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of the fees, known as underwriter fees. As of December 31, 2011, the Company owed $5,692,367 to broker-dealers for services rendered. The gross fees received are reflected as revenues and, other than those deferred, the amounts paid to broker-dealers are recorded as sales commissions to broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as a percentage of managed assets for distribution fees and percentage of gross sales for sales charges. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

NMIC, NMFIC, and their respective direct and indirect subsidiaries and affiliates have entered into a cost sharing agreement under which certain operational and administrative services are provided to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to this agreement were $847,336 for the year ended December 31, 2011, which include allocated expenses of $612,306 for compensation and benefits, and are recorded as operating expenses allocated from affiliates in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2011, the net amount owed by the Company to affiliates was $80,786.

For the year ended December 31, 2011, the Company recorded expenses totaling $59,814,237 for services rendered from affiliated broker-dealers, which amount is included in sales commissions to broker-dealers in the accompanying statement of operations. At December 31, 2011, the Company owed $5,192,523 to those affiliated broker-dealers.

(g) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2011 would have been $65,802 if the Company was not a disregarded entity.

(Continued)

(h) ***Subsequent Events***

In connection with the preparation of the financial statements of the Company as of and for the year ended December 31, 2011, events and transactions subsequent to December 31, 2011 through February 17, 2012, the date the financial statements were available to be issued, have been evaluated by the Company's management for possible adjustments and/or disclosure. No subsequent events requiring financial statement adjustments or disclosure have been identified.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2011, the Company had a ratio of aggregate indebtedness to net capital of 0.55 to 1, with a minimum net capital requirement of $384,992, aggregate indebtedness of $5,774,878, and net capital of $10,523,671.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1

December 31, 2011

Net capital:		
Total member's equity from statement of financial condition	$	10,970,605
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to broker-dealers		(28,042)
Deferred sales commissions, net		(143,385)
Prepaid assets		(20,588)
Receivable from affiliate		(1,725)
Fidelity bond deductible in excess of provision allowable by guidelines		(103,184)
Net capital before haircuts on securities		10,673,681
Haircuts on securities:		
Other securities		(150,010)
Net capital		10,523,671
Aggregate indebtedness:		
Fees payable to broker-dealers		5,692,367
Payable to affiliates		82,511
Total aggregate indebtedness		5,774,878
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)		384,992
Excess net capital	$	10,138,679
Ratio of aggregate indebtedness to net capital		0.55

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2011

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2011, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2011

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2011, for which instructions to reduce to possession or control action were issued as of December 31, 2011, and for which the required action was not taken within the time frames specified under Rule 15c3-3	$	—	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags that result from normal business operations," as permitted under Rule 15c3-3		—	—

See accompanying report of independent registered public accounting firm.